Riding Phat

Retail Entertainment Media Marketing Lifestyle

TV show that follows the Phat Scooters story: business, celebrities and brands

RIDINGPHAT.COM PHOENIX ARIZONA





Our friend Kelly Sallaway an experienced TV producer had approached us about shooting a sizzle reel for networks. We did that in March of 2020 and within weeks we had three offers to air the show. We chose to go with Crackle TV as their audience was the largest, the terms were the best and we maintained control of the show.

Peter Johnson CEO @ Riding Phat

Why you may want to support us...

1. 5 year deal with Crackle TV/Sony
2. Top tier athletes and actors lining up to appear.
3. Three ways for the show to make money
4. Very little new content is coming as Covid created a void. This show is one exception.

Why investors ❤ us

WE'VE RAISED $36,438 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Peter Johnson
CEO
From the 2000 Olympics to Phat Scooter fame. Peter can swim through just about anything.



Derrick J Mains
President
This one's got a bit of a personality and a tendency to hit cameramen with his poor tee shots. Fore!



Ashley Cappellazzi
Designer
Designer to the stars. Walking laugh track.



Richard Johnson
COO
The voice of reason.



Abbie Turay
Social Media
All for the gram. Need we say more. Sure why not. This is Abbie's first job and she's loving it (at least she says that when the cameras are rolling).



Kelly Sallaway
Executive Producer
Kelly is the brains and boss of this operation.



Rob Kirbyson
Director
Born in the mountains of Canada but weaned on the mean streets of Hollywood Rob runs the show, literally.

In the news

Downloads

- Riding Phat forecast.pdf
- 2020 Investor Deck 082520.pdf

Riding Phat - the next big enthusiast reality TV show.

Intro

This is your chance to be a part of a potential hit TV show following the explosive growth of Phat Scooters. Invest now and be a part of the journey! Share the show with your friends, host a viewing party (or join one of ours) and let it be known you're an investor in Riding Phat!

Riding Phat the Show.

It isn't every day that a pro athlete or Grammy-award winning musician sits next to you to talk about scooters – unless you work at Phat Scooters.

Riding Phat gives you an inside look at the company (Phat Scooters) that builds epic customized electric scooters for everyone from the Hollywood elite and top athletes to premier brands and everyday consumers looking for a better way to ride.

The show follows the entrepreneurial journey of taking an idea and scaling it into a billion-dollar business and the 20 hour work days, stress and eventual payoff that comes with being in a fast growth start-up. And by fast we are talking lighting - Phat Scooters got its start as an idea just three years ago and since has moved four times from 2,000 square feet then outgrowing it in less than 30 days and moving to 5,000 then 14,000, then having 6 different addresses comprising of 31,000 feet and now Phat is the process of moving into their new 48,000 square foot headquarters in Phoenix.

Check out the sizzle reel below.


Riding Phat Trailer
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The show is completely owned by Riding Phat LLC (a subsidiary of Phat Scooters) meaning we control the story, the guests, the brands, the merchandise and best of all the profits!

NOTE - investments into Riding Phat LLC is not an investment in Phat Scooters but an investment in the show that follows the story of Phat Scooters.

Check out what a placement partnership looks like.


Phat Scooters at Dixxon Flannel Co
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Riding Phat has a 6 episode deal with Sony Picture/Chicken Soup for the Soul Entertainment to be a Crackle Original Series and be featured to Crackles' 26M+ subscribers. These six episodes will be exclusive to Crackle for 6 months and will be in distribution with Sony for 5 years (producing a check every quarter).

Here is a segment about us.


Phat Golfing
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Crackle competes with Netflix, and Hulu but is completely free and ad supported. Our deal pays us on every ad viewed while on Crackle - and gives us revenue for every distribution deal Sony inks after the first 6 months as an exclusive.

Our business model for the show is not just ad revenue but also includes paid product placement. We have 6 paid deals so far from vendors and other aligned brands for us to wear, use or feature their products in the show. We also will create, wear and promote Riding Phat merchandise - when the show drops (this is streaming so all 6 episodes will go live at the same time) we will open an online store and fans can buy shirts, hats, belts, cups, bracelets etc. from the store. Most of the clothing will be through a 3rd party print on demand parter and we will get 35% of the proceeds some other partners have given us merchandise to sell as a part of their arrangement and others are asking us to do affiliate deals (we direct traffic or orders to them and they pay us a percentage of the sale.)

Some partners are also doing Phat Scooter builds as a part of their agreements. Riding Phat has an agreement with Phat Scooters to get $1,000 per scooter build as revenue on scooter builds it includes in its packages.

Special edition or licensed builds are also a possibility and the show would receive a portion of the proceeds for those builds.

Pre-Covid Phat Scooters had a large bar in its office and in our new building we have a large entertainment bar, events space. In that space we will operate a retail merchandise store selling Phat Scooters gear as we always have but also selling merchandise for the show. Those events (again pre-Covid) resulted in a few hundred executives a month coming through the doors.

Because of the nature of distribution the show will receive payment every quarter from Crackle and Sony. Even if the show were to not be renewed there will be ongoing revenue for at least 5 years and those funds (even if no more content would be produced) will be distributed to the shareholders.

Investor Q&A

− COLLAPSE ALL

What does your company do?

Riding Phat is the TV show following the ups and downs of the entrepreneurial journey of Phat Scooters

Where will your company be in 5 years?

With any TV show the goal is multiple seasons and a strong fan base. We believe with our customer base, clientele and brand we can sustain this show in the long haul 5+ seasons.

Why did you choose this idea?

Our friend Kelly Sallaway an experienced TV producer had approached us about shooting a sizzle reel for networks. We did that in March of 2020 and within weeks we had three offers to air the show. We chose to go with Crackle TV as their audience was the largest, the terms were the best and we maintained control of the show.

How far along are you? What's your biggest obstacle?

We have already begun shooting the show. Covid has made it somewhat difficult and we had to stop production in August in order to pivot. Originally we intended to use our events with high profile celebrities as a basis for the show. Ending each episode with a big payoff - delivering a scooter to an A-lister.

We booked half a dozen household names but with Covid travel has become an issue.

So we pivoted and are shooting more local and highlighting more of what is happening here. In future seasons we will bring the A-listers back in - but for this year we have a lot of cameo appearances of Hollywood stars, NFL players, Nascar drivers, MLB legends and youtube influencers.

Who competes with you? What do you understand that they don't?

There are lots of shows out there - but none featuring the incredible journey of Phat.

How will you make money?

We have a 5 year distribution contract that pays us quarterly a large percentage of the ad revenue generated by the show.

We get paid by brands who want their products showcased in the show.

We have feature partners in the show that want the camera to follow their design, build, deliver process.

We sell merchandise associated with Riding Phat.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

First, we are covering all the production costs - that equates to nearly $400k - we are offsetting some costs with upfront product placement - but the show will not generate revenue until it airs in January.

The show might be a hit. It might fail. If it is a hit and the show gets a season 2, 3, 4, 5 etc. the show should cover its own costs going forward and the profits will be distributed to investors.

If the show fails - and does not get a second season. Then every quarter for the next 5 years the check from Sony would come in and we would distribute the proceeds (after costs - primarily accounting and hosting).